UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2016

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 3, 2016

Mizuho Financial Group, Inc.

By:	/s/ Junichi Shinbo
Name:	Junichi Shinbo
Title:	Managing Executive Officer / Group CFO

March 3, 2016

Company Name	: Mizuho Financial Group, Inc.

Representative	: Yasuhiro Sato, President & CEO

Address	: 1-5-5 Otemachi, Chiyoda-ku, Tokyo

Security Code	: 8411 (Tokyo Stock Exchange 1st Section)

Re: Management Changes for the Mizuho Financial Group

Mizuho Financial Group, Inc. hereby announces changes in the Members of the Board of Directors, Audit & Supervisory Board Members and Executive Officers (including changes in their areas of responsibility, etc.) of the following entities within the Group :

Mizuho Financial Group, Inc.

Mizuho Bank, Ltd.

Mizuho Trust & Banking Co., Ltd.

Mizuho Securities Co., Ltd.

Tel: +81-(0)3-5224-2026 Public Relations Department Corporate Communications Mizuho Financial Group, Inc.

[Mizuho Financial Group, Inc. (MHFG)]

1.	Members of the Board of Directors

(1)	Members of the Board of Directors Nominees (to be considered at the ordinary General Meeting of Shareholders of MHFG on June, 2016 (“The Shareholders Meeting”))

Mr. Yasuhiro Sato*	(Reappointment)

Mr. Shusaku Tsuhara*	(Reappointment)

Mr. Ryusuke Aya*	(Reappointment)

Mr. Koji Fujiwara*	(Reappointment)

Mr. Koichi Iida*	(New appointment)

Mr. Hideyuki Takahashi	(Reappointment)

Mr. Nobukatsu Funaki	(Reappointment)

Mr. Mitsuo Ohashi	(Reappointment, Outside Director)

Mr. Tetsuo Seki	(Reappointment, Outside Director)

Mr Takashi Kawamura	(Reappointment, Outside Director)

Mr. Tatsuo Kainaka	(Reappointment, Outside Director)

Mr. Hirotake Abe	(Reappointment, Outside Director)

Ms. Hiroko Ota	(Reappointment, Outside Director)

Total of 13 nominees

(Note) Asterisks indicate directors expected to concurrently serve as Executive Officers.

(2)	Member of the Board of Directors scheduled to retire on April 1, 2016.

Mr. Junichi Shinbo	(Currently a Member of the Board of Directors and Managing Executive Officer)

(3)	Chairman and Deputy Chairman of the Board of Directors (to be considered at the Board Meeting to be held following The Shareholders Meeting)

Appointee as Chairman

Ms. Hiroko Ota

Appointee as Deputy Chairman

Mr. Hideyuki Takahashi

(4)	Members of Committees (to be considered at the Board Meeting to be held following The Shareholders Meeting)

Nominating Committee

Chairman	Mr. Mitsuo Ohashi	(Outside Director)

Member	Mr. Takashi Kawamura	(Outside Director)

Member	Mr. Tatsuo Kainaka	(Outside Director)

Member	Ms. Hiroko Ota	(Outside Director)

Compensation Committee

Chairman	Mr. Tatsuo Kainaka	(Outside Director)

Member	Mr. Tetsuo Seki	(Outside Director)

Member	Mr. Takashi Kawamura	(Outside Director)

Audit Committee

Chairman	Mr. Hideyuki Takahashi

Member	Mr. Tetsuo Seki	(Outside Director)

Member	Mr. Tatsuo Kainaka	(Outside Director)

Member	Mr. Hirotake Abe	(Outside Director)

Member	Mr. Nobukatsu Funaki

Risk Committee (Voluntary Committee)

Chairman	Mr. Hideyuki Takahashi

Member	Mr. Hidetaka Kawakita	(Outside Expert)

Member	Ms. Izumi Kobayashi	(Outside Expert)

(Note)	Mr. Hidetaka Kawakita and Ms. Izumi Kobayashi are outside experts appointed by the Board of Directors of MHFG.

(5)	Brief Personal Record of Newly Nominated Member of the Board of Directors

Name	Koichi Iida

Date of Birth	Oct. 6, 1962

Education	Mar. 1986	Graduated from Faculty of Economics, Keio University

Business Experience	Joined in Apr. 1986

	Apr. 2011	General Manager of Syndicated Finance Structuring Division of the former Mizuho Corporate Bank, Ltd.

	Apr. 2012	General Manager of Corporate Banking Division No.10 Head of Corporate Coverage Department I of Mizuho Securities Co., Ltd. (current)

	July 2013	General Manager of Corporate Banking Division No.10 of Mizuho Bank, Ltd.

	Apr. 2015	Executive Officer, General Manager of Corporate Banking Division No.10 of Mizuho Bank, Ltd. (current)

2.	Changes in Executive Officers and Specialist Officers

Name	New Position (Effective as of April 1, 2016)		Current Position

Mr. Toshitsugu Okabe	Deputy President & Executive Officer*1 (Representative Executive Officer)	Head of Retail & Business Banking Company	Deputy President & Executive Officer*1 (Representative Executive Officer)	Head of Strategic Planning and Management Control (Personal Banking, Retail Banking and Corporate Banking), Strategic Planning (Priority Assignments) and In charge of Incubation Project Team

Mr. Kosuke Nakamura	Deputy President & Executive Officer*1	Head of Corporate & Institutional Company	—

Mr. Akira Sugano	Senior Managing Executive Officer*1	Head of Global Corporate Company	Senior Managing Executive Officer*1	Head of Strategic Planning and Management Control (International Banking, Investment Banking, Transaction and Asset Management) and Strategic Planning (Priority Assignments)

Mr. Junichi Kato	Senior Managing Executive Officer*1	Head of Global Markets Company	Managing Executive Officer*1	Head of Markets Unit

Mr. Katsunobu Motohashi	Senior Managing Executive Officer*1	Head of Asset Management Company	Managing Executive Officer*1	Head of Asset Management Unit

Mr. Masayuki Yonetani	Senior Managing Executive Officer*1	Head of Internal Audit Group	—

Mr. Keiichiro Ogushi	Senior Managing Executive Officer*1	Head of Research & Consulting Unit	Managing Executive Officer*1	Head of Retail Banking Unit and Head of Corporate Banking Unit

Mr. Daisuke Yamada	Managing Executive Officer*1	Head of Global Products Unit, In charge of Incubation Project Team and General Manager of Incubation Project Team	Managing Executive Officer*1	Head of Corporate Banking Unit (Large Corporations)

Mr. Koichi Iida	Managing Executive Officer*1	Head of Financial Control & Accounting Group	—

Name	New Position (Effective as of April 1, 2016)		Current Position

Mr. Satoshi Miyazaki	Deputy President & Executive Officer*2	Deputy President (Western Japan (Kinki, Chugoku, and Shikoku regions))	—

Mr. Yasuo Agemura	Senior Managing Executive Officer*2	In charge of Specific Business of Global Markets Company	—

Mr. Hiroshi Suehiro	Senior Managing Executive Officer*2	Head of the Americas and In charge of Compliance with US FBO Regulation	Senior Managing Executive Officer*2	Head of the Americas and In charge of Compliance with US FBO Regulation

Mr. Takeshi Watanabe	Senior Managing Executive Officer*2	In charge of Specific Project	—

Mr. Tetsuhiko Saito	Senior Managing Executive Officer*2	In charge of Specific Business of Retail & Business Banking Company	Senior Managing Executive Officer*1	Head of Personal Banking Unit

Mr. Tetsuo Iimori	Managing Executive Officer*2	In charge of Specific Business of Retail & Business Banking Company	—

Mr. Yuusei Matsubara	Managing Executive Officer*2	In charge of Specific Business of Corporate & Institutional Company	—

Mr. Amane Oshima	Managing Executive Officer*2	Deputy Head of Global Markets Company	—

Mr. Akihiro Nakanishi	Managing Executive Officer*2	In charge of Specific Business of Retail & Business Banking Company	—

Mr. Kazuya Kobayashi	Managing Executive Officer*2	In charge of Specific Business of Global Corporate Company	Managing Executive Officer*1	Head of Investment Banking Unit and Head of Transaction Banking Unit

Mr. Akira Nakamura	Managing Executive Officer*2	In charge of Specific Business of Corporate & Institutional Company	—

Mr. Teiji Teramoto	Managing Executive Officer*2	Head of Europe, Middle East and Africa	Managing Executive Officer*2	Head of Europe, Middle East and Africa

Name	New Position (Effective as of April 1, 2016)		Current Position

Mr. Masahiro Otsuka	Managing Executive Officer*2	Deputy Head of Retail & Business Banking Company	Managing Executive Officer*2	Joint Head of Personal Banking Unit

Mr. Takashi Saito	Managing Executive Officer*2	Deputy Head of Global Markets Company	—

Mr. Seiji Imai	Managing Executive Officer*2	Head of Asia & Oceania excl. East Asia	—

Mr. Takahiko Yasuhara	Managing Executive Officer*2	Head of East Asia	Executive Officer*2	General Manager of International Coordination Division

Mr. Motonori Wakabayashi	Managing Executive Officer*2	Deputy Head of Research & Consulting Unit	—

Mr. Shuji Kojima	Managing Executive Officer*2	Deputy Head of Internal Audit Group	Executive Officer*2	General Manager of Compliance Division

Mr. Nobumitsu Watanabe	Managing Executive Officer*2	Deputy Head of Global Corporate Company, Deputy Head of Global Markets Company and Deputy Head of Global Products Unit	Managing Executive Officer*2	Deputy Head of International Banking Unit, Deputy Head of Investment Banking Unit, Deputy Head of Transaction Banking Unit and Deputy Head of Markets Unit

Mr. Takashi Kamada	Managing Executive Officer*2	Deputy Head of Retail & Business Banking Company	Managing Executive Officer*2	Deputy Head of Personal Banking Unit and Deputy Head of Retail Banking Unit

Mr. Yoshihito Bando	Managing Executive Officer*2	Deputy Head of Asset Management Company	Managing Executive Officer*2	Deputy Head of Asset Management Unit

Mr. Masashi Hara	Managing Executive Officer*2	Deputy Head of Global Products Unit	—

Mr. Isao Nakamura	Managing Executive Officer*2	Deputy Head of Corporate & Institutional Company and Deputy Head of Research & Consulting Unit	—

Mr. Toshio Sobue	Managing Executive Officer*2	Deputy Head of Risk Management Group and Deputy Head of Compliance Group	—

Name	New Position (Effective as of April 1, 2016)		Current Position

Mr. Keisuke Saito	Managing Executive Officer*2	Deputy Head of Global Products Unit	—

Mr. Hiroaki Ehara	Managing Executive Officer*2	Deputy Head of Human Resources Group and Deputy Head of Internal Audit Group	—

Mr. Masahiro Miyamoto	Managing Executive Officer*2	Deputy Head of Corporate & Institutional Company	—

Mr. Hiroto Koda	Managing Executive Officer*2	Deputy Head of Retail & Business Banking Company	Managing Executive Officer*2	Deputy Head of Retail Banking Unit and Deputy Head of Corporate Banking Unit

Mr. Hidefumi Kobayashi	Managing Executive Officer*2	Deputy Head of Research & Consulting Unit, Deputy Head of Financial Control & Accounting Group and Deputy Head of Risk Management Group	Managing Executive Officer*2	Deputy Head of Financial Control & Accounting Group and Deputy Head of Risk Management Group

Mr. Masaya Usuha	Managing Executive Officer*2	Deputy Head of Internal Audit Group	—

Mr. Kenji Tsujitsugu	Managing Executive Officer*2	Deputy Head of Corporate & Institutional Company	Managing Executive Officer*1	Head of Financial Institutions & Public Sector Business Unit

Mr. Masaya Oishi	Managing Executive Officer*2	Deputy Head of Asset Management Company	Managing Executive Officer*2	Deputy Head of Asset Management Unit

Mr. Taiji Kumagai	Managing Executive Officer*2	Deputy Head of Compliance Group	—

Mr. Atsushi Takahashi	Managing Executive Officer*2	Deputy Head of Global Corporate Company and Deputy Head of Strategic Planning Group	—

Mr. Shinji Taniguchi	Executive Officer*2	General Manager of Global Products Coordination Department	Executive Officer*2	General Manager of Investment Banking Coordination Division

Name	New Position (Effective as of April 1, 2016)		Current Position

Mr. Masamichi Ishikawa	Executive Officer*2	General Manager for Asset Management Company	Executive Officer*2	General Manager of Asset Management Coordination Division

Mr. Kazushi Takeda	Executive Officer*2	Co-General Manager of East Asia Department	—	Co-General Manager of East Asia Division

Mr. Asashi Katou	Executive Officer*2	General Manager of IT & Systems Promotion Department	—	General Manager of IT & Systems Promotion Division

Mr. Eishi Shimizu	Executive Officer*2	General Manager of Channel Strategy Department	—	General Manager of Branch Network Planning Division

Mr. Masahiko Abe	Executive Officer*2	General Manager of Corporate & Institutional Coordination Department	—	General Manager of Corporate Banking Coordination Division (Large Corporations)

Mr. Hisashi Kikuchi	Executive Officer*2	General Manager of Corporate Secretariat	—	General Manager of Corporate Secretariat

Mr. Yuzo Kanamori	Executive Officer*2	Deputy Head of Global Corporate Company and Deputy Head of Global Products Unit	—

Mr. Masahiko Katou	Specialist Officer	General Manager for IT & Systems Group	—

Mr. Yasumasa Mukai	Specialist Officer	General Manager for IT & Systems Group	—	General Manager for IT & Systems Planning Division

Name	New Position (Effective as of April 1, 2016)	Current Position
Mr. Junichi Shinbo	Retired	Member of the Board of Directors, Managing Executive Officer*1	Head of Financial Control & Accounting Group

Mr. Tadashi Kanki	Retired	Senior Managing Executive Officer*1	Head of Internal Audit Group

Mr. Tatsufumi Sakai	Retired	Managing Executive Officer*1	Head of International Banking Unit

Mr. Masaaki Kono	Retired	Deputy President & Executive Officer*2	Deputy President (Western Japan (Kinki, Chugoku, and Shikoku regions))

Mr. Hokuto Nakano	Retired	Managing Executive Officer*2	Head of East Asia

Mr. Katsuyuki Mizuma	Retired	Managing Executive Officer*2	Head of Asia & Oceania excl. East Asia

Mr. Tadashi Ohi	Retired	Managing Executive Officer*2	Deputy Head of Human Resources Group

Mr. Shinya Tanaka	Retired	Managing Executive Officer*2	Deputy Head of Investment Banking Unit

Mr. Masato Monguchi	Retired	Managing Executive Officer*2	Deputy Head of Risk Management Group and Deputy Head of Compliance Group

Name	New Position (Effective as of April 1, 2016)	Current Position

Mr. Makoto Okayama	Retired	Managing Executive Officer*2	Deputy Head of Corporate Banking Unit (Large Corporations) , Deputy Head of Corporate Banking Unit and Deputy Head of Financial Institutions & Public Sector Business Unit

Mr. Shuichi Shimada	Retired	Managing Executive Officer*2	Deputy Head of International Banking Unit, Deputy Head of Investment Banking Unit and Deputy Head of Strategic Planning Group

Mr. Yoshio Shimizu	Retired	Managing Executive Officer*2	Deputy Head of International Banking Unit and Deputy Head of Investment Banking Unit

Mr. Junichi Yamada	Retired	Managing Executive Officer*2	Deputy Head of Financial Institutions & Public Sector Business Unit and Deputy Head of Markets Unit

Mr. Masuo Fukuda	Retired	Managing Executive Officer*2	Deputy Head of Corporate Banking Unit(Large Corporations)

Mr. Shinya Hanamura	Retired	Managing Executive Officer*2	Deputy Head of Financial Institutions & Public Sector Business Unit

Mr. Naomi Tsumura	Retired	Managing Executive Officer*2	Deputy Head of Compliance Group

Mr. Yasuto Hamanishi	Retired	Managing Executive Officer*2	Deputy Head of Corporate Banking Unit

Mr. Hidenobu Mukai	Retired		General Manager of Personal Banking Coordination Division

Mr. Goji Fujishiro	Retired	Executive Officer*2	General Manager of Executive Secretariat

(Note)	*1: Executive Officers as Defined in the Companies Act

*2: Executive Officers as Defined in Our Internal Regulations

Mizuho Financial Group, Inc. has newly introduced “Specialist Officer” positions, as officers responsible for the management of businesses in a specific area, who are appointed from among persons with an especially outstanding expertise and an extensive experience in such specific area as well as an excellent insight into managerial leadership in such area.

(Brief Personal Records of New Executive Officers)

Name	Kosuke Nakamura

Date of Birth	Apr. 29, 1957

Education	Mar. 1981	Graduated from Faculty of Law, The University of Tokyo

Business Experience	Joined in Apr. 1981

	Apr. 2008	Executive Officer, General Manager of Singapore Branch of the former Mizuho Corporate Bank, Ltd.

	Apr. 2011	Managing Executive Officer (until July 2013)

	Apr. 2012	Managing Executive Officer of the former Mizuho Bank, Ltd.

	July 2013	Managing Executive Officer of Mizuho Bank, Ltd.

	Apr. 2014	Deputy President and Deputy President-Executive Officer, Head of Business Promotion (current)

Name	Masayuki Yonetani

Date of Birth	Apr. 20, 1958

Education	Mar. 1982	Graduated from Faculty of Economics, Osaka University

Business Experience	Joined in Apr. 1982

	Apr. 2009	Executive Officer, General Manager of Corporate Banking Coordination Division of the former Mizuho Corporate Bank, Ltd.

	Apr. 2011	Managing Executive Officer

	Apr. 2012	Managing Executive Officer, Head of Corporate Banking Unit of the former Mizuho Corporate Bank, Ltd. (until July 2013) Managing Executive Officer, Head of Corporate Banking Unit and in charge of Corporate Banking Unit (Large Corporations) of the former Mizuho Bank, Ltd. (until July 2013)

	Apr. 2013	Managing Executive Officer, Head of Corporate Banking Unit of Mizuho Financial Group, Inc. (until Apr. 2015)

	July 2013	Managing Executive Officer, Head of Corporate Banking Unit of Mizuho Bank, Ltd.

	Apr. 2015	Managing Executive Officer, Head of Internal Audit Group (current)
Name	Koichi Iida

Date of Birth

Education	See “Brief Personal Record of Newly Nominated Member of Board of Directors”

Business Experience

Name	Satoshi Miyazaki

Date of Birth	Feb. 23, 1960

Education	Mar. 1983	Graduated from Faculty of Law, The University of Tokyo

Business Experience	Joined in Apr. 1983

	Apr. 2011	Executive Officer, General Manager of Corporate Banking Division No.6 of the former Mizuho Corporate Bank, Ltd.

	Apr. 2013	Managing Executive Officer of the former Mizuho Corporate Bank, Ltd. Managing Executive Officer of the former Mizuho Bank, Ltd.

	July 2013	Managing Executive Officer of Mizuho Bank, Ltd. (current)

Name	Yasuo Agemura

Date of Birth	Feb. 19, 1954

Education	Mar.1976	Graduated from Faculty of Economics, The University of Tokyo

Business Experience	Apr.1976	Joined Nomura Securities Co., Ltd.

	Jun.2000	Member of the Board, Head of Global Fixed Income

	Jun.2003	Member of Board of Executive Officers, Head of Fixed Income

	Apr.2004	Executive Managing Director

	Oct.2011	Executive Managing Director, Head of Global Markets, Head of Global Markets & Products Division, Co-Head of Global Research Division, Mizuho Securities Co., Ltd.

	Apr.2013	Deputy President, Head of Global Markets, Head of Markets & Products Division

	Apr.2014	Deputy President, Head of Global Markets, Head of Markets & Products Division, Head of Global Business & Markets (current)

Name	Takeshi Watanabe

Date of Birth	June 28,1959

Education	Mar. 1982	Graduated from Faculty of Law, The University of Tokyo

Business Experience	Joined in Apr. 1982

	Apr. 2010	Executive Officer, General Manager of Credit Risk Management Division of the former Mizuho Corporate Bank, Ltd.

	Apr. 2012	Managing Executive Officer, Head of Credit Group

	July 2013	Managing Executive Officer, Joint Head of Credit Group of Mizuho Bank, Ltd.

	Apr. 2014	Managing Executive Officer, Co-Head of Credit Group

	Apr. 2015	Senior Managing Executive Officer, Co-Head of Credit Group (current)

Name	Tetsuo Iimori

Date of Birth	Sep.12, 1960

Education	Mar. 1984	Graduated from Faculty of Economics, Keio University

Business Experience	Joined in Apr. 1984

	Apr. 2011	Executive Officer, General Manager of Corporate Planning Division of Mizuho Financial Group, Inc. (until Apr. 2013)

	June 2011	Executive Officer, General Manager of Corporate Planning Division of the former Mizuho Bank, Ltd.(until Apr. 2013)

	Apr. 2012	Executive Officer, General Manager of Corporate Planning Division of the former Mizuho Corporate Bank, Ltd.

Apr. 2013

Managing Executive Officer, Head of Retail Banking Unit of Mizuho Financial Group, Inc. (until Apr. 2014)

Managing Executive Officer, Head of Retail Banking Unit of the former Mizuho Bank, Ltd.

Managing Executive Officer, In charge of coordination with Retail Banking Unit of Mizuho Bank of the former Mizuho Corporate Bank, Ltd.

	July 2013	Managing Executive Officer, Head of Retail Banking Unit of Mizuho Bank, Ltd.

	Apr. 2014	Managing Executive Officer, Head of Branch Banking Group and in charge of Business Collaboration Division (Securities & Trust Services) of Mizuho Bank, Ltd.

	Apr. 2015	Managing Executive Officer, Head of Branch Banking Group (current)

Name	Yuusei Matsubara

Date of Birth	Oct.10, 1960

Education	Mar. 1984	Graduated from Faculty of Law, Kyoto University

Business Experience	Joined in Apr. 1984

	Apr. 2009	General Manager of Financial Institutions Banking Division No.1 of the former Mizuho Corporate Bank, Ltd.

Apr. 2012

Executive Officer, General Manager of Financial Institutions & Public Sector Business Coordination Division and Securities Division of the former Mizuho Bank, Ltd. (until July 2013)

Executive Officer, General Manager of Financial Institutions & Public Sector Business Coordination Division of the former Mizuho Corporate Bank, Ltd. (until July 2013)

	Apr. 2013	Executive Officer, General Manager of Financial Institutions & Public Sector Business Coordination Division of Mizuho Financial Group, Inc.(until Apr. 2014)

	July 2013	Executive Officer, General Manager of Financial Institutions & Public Sector Business Coordination Division of Mizuho Bank, Ltd.

	Apr. 2014	Managing Executive Officer (current)

Name	Amane Oshima

Date of Birth	Oct. 8, 1961

Education	Mar. 1984	Graduated from Faculty of Economics, Keio University

Business Experience	Joined in Apr. 1984

	Apr. 2011	Executive Officer, General Manager of International Treasury Division of the former Mizuho Corporate Bank, Ltd.

	July 2013	Executive Officer, General Manager of International Treasury Division of Mizuho Bank, Ltd.

	Apr. 2014	Managing Executive Officer, Joint Head of Markets Unit (current)

Name	Akihiro Nakanishi

Date of Birth	Apr. 20, 1962

Education	Mar. 1985	Graduated from Faculty of Economics, Hitotsubashi University

Business Experience	Joined in Apr. 1985

	Apr. 2011	General Manager of Corporate Banking Division No.8 of the former Mizuho Corporate Bank, Ltd.

	Apr. 2012	Executive Officer, General Manager of Corporate Banking Division No.8

	July 2013	Executive Officer, General Manager of Corporate Banking Division No.8 of Mizuho Bank, Ltd.

	Apr. 2014	Managing Executive Officer (current)

Name	Akira Nakamura

Date of Birth	Nov. 11 1960

Education	Mar. 1985	Graduated from Faculty of Economics, The University of Tokyo

Business Experience	Joined in Apr. 1985

	Apr. 2011	General Manager of Nihonbashi Corporate Banking Division of the former Mizuho Corporate Bank, Ltd.

Apr. 2013

Executive Officer, General Manager of Corporate Banking Coordination Division (Large Corporations) of Mizuho Financial Group, Inc. (until Apr. 2015)

Executive Officer, General Manager of Corporate Banking Coordination Division (Large Corporations) of the former Mizuho Bank, Ltd.

Executive Officer, General Manager of Corporate Banking Coordination Division (Large Corporations) and Joint General Manager of Corporate Banking Coordination Division of the former Mizuho Corporate Bank, Ltd.

	July 2013	Executive Officer, General Manager of Corporate Banking Coordination Division (Large Corporations) of Mizuho Bank, Ltd.

	Apr. 2015	Managing Executive Officer, Head of Telecom Media Technology Group, in charge of Investment Banking Division of Mizuho Securities, Co., Ltd. (current)

Name	Takashi Saito

Date of Birth	July 23, 1959

Education	Mar. 1984	Graduated from Faculty of Arts and Sciences, The University of Tokyo

Business Experience	Joined in Apr. 1984

	Apr. 2011	General Manager of International Treasury Division of the former Mizuho Bank, Ltd.

	Apr. 2012	Executive Officer, General Manager of International Treasury Division

	July 2013	Executive Officer, General Manager of Derivative Products Division of Mizuho Bank, Ltd. (current)

Name	Seiji Imai

Date of Birth	June 25, 1962

Education	Mar. 1986	Graduated from Faculty of Law, Kyoto University

Business Experience	Joined in Apr. 1986

	Apr. 2011	General Manager of Corporate Banking Division No.12 of the former Mizuho Corporate Bank, Ltd.

	July 2013	General Manager of Corporate Banking Division No.12 of Mizuho Bank, Ltd.

	Apr. 2014	Executive Officer, General Manager of Seoul Branch (current)

Name	Motonori Wakabayashi

Date of Birth	Aug. 13, 1964

Education	Mar. 1987	Graduated from Faculty of Law, Kyoto University

Business Experience	Joined in Apr. 1987

	July 2010	Deputy General Manager of Industry Research Division of the former Mizuho Corporate Bank, Ltd.

	Apr. 2012	Joint General Manager of Industry Research Division of the former Mizuho Bank, Ltd. Joint General Manager of Industry Research Division of the former Mizuho Corporate Bank, Ltd.

	Apr. 2013	General Manager of Industry Research Division of the former Mizuho Bank, Ltd. General Manager of Industry Research Division of the former Mizuho Corporate Bank, Ltd.

	July 2013	General Manager of Industry Research Division of Mizuho Bank, Ltd.

	Apr. 2015	Executive Officer, General Manager of Industry Research Division (current)

Name	Masashi Hara

Date of Birth	Nov. 13, 1962

Education	Mar. 1985	Graduated from Faculty of Law, Chuo University

Business Experience	Joined in Apr. 1985

	Apr. 2011	General Manager of Real Estate Custody Department of Mizuho Trust & Banking Co., Ltd.

	Apr. 2012	General Manager of Real Estate Planning Department

	Apr. 2014	Executive Officer, General Manager of Real Estate Business Coordination Department(current)

Name	Isao Nakamura

Date of Birth	Oct. 27, 1962

Education	Mar. 1986	Graduated from Faculty of Economics, Kyoto University

Business Experience	Joined in Apr. 1986

	Apr. 2009	Deputy General Manager of Corporate Banking Division No.7 of the former Mizuho Corporate Bank, Ltd.

	Apr. 2012	General Manager of Trust Business Department III of Mizuho Trust & Banking Co., Ltd.

	Apr. 2014	Executive Officer, General Manager of Corporate Trust & Banking Department(current)

Name	Toshio Sobue

Date of Birth	Oct. 4, 1963

Education	Mar. 1986	Graduated from Faculty of Economics, Hitotsubashi University

Business Experience	Joined in Apr. 1986

	Apr. 2010	General Manager of Yokohama—Ekimae Branch and General Manager of Yokohama-Ekimae Branch Division I of the former Mizuho Bank, Ltd.

Apr. 2012

General Manager for Customer Satisfaction Division of Mizuho Financial Group, Inc. (until Apr. 2015)

General Manager for Customer Satisfaction Division of the former Mizuho Bank,Ltd.

General Manager for Customer Satisfaction Division of the former Mizuho Corporate Bank, Ltd.

	July 2013	General Manager for Customer Satisfaction Division of Mizuho Bank, Ltd.

	Apr. 2015	Executive Officer, General Manager of Compliance Department of Mizuho Trust & Banking Co., Ltd. (current)

Name	Keisuke Saito

Date of Birth	Nov. 8, 1963

Education	Mar. 1986	Graduated from Faculty of Economics, The University of Tokyo

Business Experience	Joined in Apr. 1986

	Apr. 2010	General Manager of Yokohama Corporate Banking Division of the former Mizuho Corporate Bank, Ltd.

	Apr. 2012	General Manager of Corporate Banking Division No.4

	July 2013	General Manager of Corporate Banking Division No.4 of Mizuho Bank, Ltd.

	Apr. 2014	Executive Officer, General Manager of Trust Business Department II of Mizuho Trust & Banking Co., Ltd. (current)

Name	Hiroaki Ehara

Date of Birth	Feb. 5, 1965

Education	Mar. 1987	Graduated from Faculty of Law, Niigata University

Business Experience	Joined in Apr. 1987

	Apr. 2011	General Manager of Operations Planning Department of Mizuho Trust & Banking Co., Ltd.

	Apr. 2013	General Manager of Sapporo Branch

	Apr. 2015	Executive Officer, General Manager of Trust Business Department VI (current)

Name	Masahiro Miyamoto

Date of Birth	Feb.12,1957

Education	Mar.1979	Graduated from Faculty of Commerce, Kansai University

Business Experience	Apr.1979	Joined Yamaichi Securities Co., Ltd.

	Sep.2006	Senior Manager, Investment Banking I Group, Mizuho Securities Co., Ltd.

	Apr.2008	Executive Officer, In charge of Investment Banking I Group

	Apr.2010	Managing Executive Officer, In charge of Investment Banking Group and Chubu Investment Banking Dept.

	Apr.2012	Managing Executive Officer, Co-Head of Investment Banking Group, Attached to Corporate Investment Services & Retail Business Division

	Apr.2013	Managing Executive Officer, Joint Head of Investment Banking Division, Co-Head of Investment Banking Group, Attached to IB Business Promotion Group

Apr.2014

Managing Executive Officer, Deputy Head of International Banking Unit and Deputy Head of Investment Banking Unit, Mizuho Financial Group, Inc.

Managing Executive Officer, Head of Global Investment Banking, Head of Investment Banking Division, Mizuho Securities Co., Ltd.

	Oct.2014	Managing Executive Officer, Head of Global Investment Banking, Head of Investment Banking Division, Mizuho Securities Co., Ltd.(current)

Name	Masaya Usuha

Date of Birth	Jun. 14, 1956

Education	Mar.1979	Graduated from Faculty of Economics, The University of Tokyo

Business Experience	Joined in Apr.1979

	May.2005	Joined Mizuho Securities Co., Ltd.

	Apr.2009	Executive Officer, Joint Head of Risk Management and Finance Group

	Apr.2011	Managing Executive Officer, In charge of Global Risk Management Group and Operational Risk Management Dept.

	Apr.2012	Managing Executive Officer, Head of Global Operations, In charge of Business Process Management Division, Direct Promotion Group and Corporate Support Dept.

	Jan.2013	Managing Executive Officer, Head of Global Operations, Head of Operations Group, in charge of Corporate Support Dept.

	Oct.2013	Managing Executive Officer, Head of Global Operations, Head of Operations Group

	Apr.2014	Managing Executive Officer, Deputy Head of Operations Group, Mizuho Financial Group, Inc.

	Apr.2015	Executive Managing Director, Head of Internal Audit Division, Mizuho Securities Co., Ltd.

	May2015	Executive Managing Director, SC Group Chief Audit Executive, Head of Internal Audit Division (current)

Name	Taiji Kumagai

Date of Birth	Nov. 7, 1959

Education	Mar.1983	Graduated from School of Commerce, Meiji University

Business Experience	Joined in Apr.1983

	May.2009	Head of Information Security Management Dept., Mizuho Securities Co., Ltd.

	Apr.2011	Executive Officer, Head of Information Security Management Dept.

	Apr.2012	Executive Officer, Head of Direct Promotion Group

	Jan.2013	Executive Officer, Head of Channel Marketing Group

	Apr.2014	Executive Officer, Head of Retail Business Group, Head of Wealth Management Group

	Apr.2015	Executive Officer, General Manager, Branch Business Promotion (current)

Name	Atsushi Takahashi

Date of Birth	Sep. 22, 1962

Education	Mar.1985	Graduated from Faculty of Economics, Keio University

Business Experience	Joined in Apr.1985

	Oct.2011	Head of Business Planning & Promotion Dept., Mizuho Securities Co., Ltd.

	Apr.2014	Executive Officer, Senior Corporate Officer(Attached to Head of Markets & Products Division and Head of Research Group)

	Apr.2015	Executive Officer, Head of Financial Planning Dept. (current)

Name	Kazushi Takeda

Date of Birth	Dec. 26, 1963

Education	Mar.1986	Graduated from Faculty of Commerce, Doshisha University

Business Experience	Joined in Apr.1986

	June 2007	Senior Manager for International Coordination Division, Mizuho Corporate Bank (China), Ltd. The former Mizuho Corporate Bank, Ltd.

	July 2013	Senior Manager for International Coordination Division, Mizuho Corporate Bank (China), Ltd. Mizuho Bank, Ltd.

	Dec. 2013	Senior Manager for International Coordination Division, Mizuho Bank (China), Ltd.

	July 2015	General Manager for International Coordination Division, Mizuho Bank (China), Ltd. (current)

	Oct. 2015	Co - General Manager of East Asia Division of Mizuho Financial Group, Inc. (current)

Name	Asashi Katou

Date of Birth	Oct. 8, 1963

Education	Mar.1987	Graduated from Faculty of Economics, The University of Tokyo

Business Experience	Joined in Apr.1987

	Apr. 2007	Deputy General Manager of IT & Systems Planning Division of the former Mizuho Bank, Ltd. (until Apr. 2012)

	July 2011	Head of Next-Generation IT Systems Promotion Office , IT, Systems & Planning of Mizuho Financial Group, Inc.

Apr. 2012

Head of Next-Generation IT Systems Promotion Department, IT & Systems Promotion Division (until July 2013)

General Manager of Next-Generation IT Systems Promotion Department , IT & Systems Control Division of the former Mizuho Bank, Ltd. (until July 2013)

General Manager of Next-Generation IT Systems Promotion Department ,IT & Systems Control Division of the former Mizuho Corporate Bank, Ltd. (until July 2013)

	Feb. 2013	General Manager of Project Team for Next Generation Systems of Mizuho Information & Research Institute, Inc. (until Feb. 2014)

	July 2013	General Manager of IT & Systems Promotion Division of Mizuho Financial Group, Inc. (current) General Manager of IT & Systems Promotion Division of Mizuho Bank, Ltd. (current)

	Feb. 2014	General Manager for Project Team for Next Generation Systems of Mizuho Information & Research Institute, Inc. (current)

Name	Eishi Shimizu

Date of Birth	Dec. 28, 1964

Education	Mar.1988	Graduated from Faculty of Law, Kansai University

Business Experience	Joined in Apr.1988

	Jan. 2011	Joint General Manager of Operations Planning Division of the former Mizuho Bank, Ltd. (until Apr. 2013)

	Apr. 2012	Joint General Manager of Operations Planning of Mizuho Financial Group, Inc. Joint General Manager of Operations Planning Division of the former Mizuho Corporate Bank, Ltd.

	Apr. 2013	General Manager of Tokorozawa Branch of the former Mizuho Bank, Ltd.

	Apr. 2014	General Manager of Branch Network Planning Division of Mizuho Financial Group, Inc. (current) General Manager of Branch Network Planning Division of Mizuho Bank, Ltd. (current)

Name	Masahiko Abe

Date of Birth	Jan. 13, 1965

Education	Mar.1988	Graduated from Faculty of Arts and Sciences, The University of Tokyo

Business Experience	Joined in Apr.1988

	Apr. 2010	Chief Relationship Manager of Corporate Banking Division No.6 of the former Mizuho Corporate Bank, Ltd.

	July 2011	Joint General Manager of Corporate Banking Coordination Division

Apr. 2012

Joint General Manager of Corporate Banking Coordination Division (Large Corporations) of the former Mizuho Bank, Ltd.

Joint General Manager of Corporate Banking Coordination Division (Large Corporations) of the former Mizuho Corporate Bank, Ltd.

	Apr. 2013	General Manager of Kabutocho Corporate Banking and Securities Business Division of the former Mizuho Corporate Bank, Ltd.

	July 2013	General Manager of Kabutocho Corporate Banking and Securities Business Division of Mizuho Bank, Ltd.

Apr. 2015

General Manager of Corporate Banking Coordination Division (Large Corporations) of Mizuho Financial Group, Inc. (current)

General Manager of Corporate Banking Coordination Division (Large Corporations) of Mizuho Bank, Ltd. (current)

Name	Hisashi Kikuchi

Date of Birth	Sep. 14, 1965

Education	Mar.1988	Graduated from Faculty of Law, The University of Tokyo

Business Experience	Joined in Apr.1988

	Apr. 2009	Deputy General Manager of Human Resources Division of the former Mizuho Bank, Ltd.

July 2011

Deputy General Manager of Group Human Resources of Mizuho Financial Group, Inc.

Deputy General Manager of Human Resources Department of the former Mizuho Bank, Ltd.

Deputy General Manager of Human Resources Department of the former Mizuho Corporate Bank, Ltd.

Dec. 2011

Senior Manager of Corporate Planning of Mizuho Financial Group, Inc.

Senior Manager of Corporate Planning Division of the former Mizuho Bank, Ltd. (until Apr. 2013)

Senior Manager of Administration Division of the former Mizuho Corporate Bank, Ltd.

Apr. 2012

General Manager of Office of Chairman, Japanese Bankers Association, Senior Manager of Corporate Planning of Mizuho Financial Group, Inc.

Senior Manager of Corporate Planning Division of the former Mizuho Corporate Bank, Ltd.

	Apr. 2013	General Manager of Nihonbashi Corporate Banking Division of the former Mizuho Corporate Bank, Ltd.

	July 2013	General Manager of Tokyo Corporate Banking Division of Mizuho Bank, Ltd.

	Apr. 2015	General Manager of Corporate Secretariat of Mizuho Financial Group, Inc. (current) General Manager of Corporate Secretariat of Mizuho Bank, Ltd. (current)

Name	Yuzo Kanamori

Date of Birth	Sep. 11, 1963

Education	Mar.1987	Graduated from Faculty of Economics, Keio University

Business Experience	Joined in Apr.1987

	Apr.2011	General Manager of Global Corporate Planning Dept., Mizuho Securities Co., Ltd.

	Jan.2013	Head of Corporate Planning Dept.

	Apr.2015	Executive Officer, Head of Syndication Group, Head of Equity Syndication Dept. (current)

Name	Masahiko Katou

Date of Birth	May 17, 1963

Education	Mar.1986	Graduated from Faculty of Science and Technology, Keio University

Business Experience	Joined in Apr.1986

	Apr. 2009	Joint General Manager of IT & Systems Planning Division of the former Mizuho Bank, Ltd.

	June 2011	General Manager of IT & Systems Planning Division

	July 2013	General Manager of IT & Systems Control Division No.1 of Mizuho Bank, Ltd. (current)

Name	Yasumasa Mukai

Date of Birth	Jan. 25, 1964

Education	Mar.1986	Graduated from Faculty of Economics, Hitotsubashi University

Business Experience	Joined in Apr.1986

Apr. 2009

General Manager of Corporate Planning Division of Mizuho Information & Research Institute, Inc.

General Manager for Project Team for Next Generation Services and Infrastructure Development Promotion (until Oct. 2011)

	Apr. 2012	General Manager of IT Infrastructure Systems Sector (until Nov. 2014)

July 2013

General Manager for IT & Systems Planning Division of Mizuho Financial Group, Inc. (current)

Executive Managing Director, in charge of Banking Systems Group of Mizuho Information & Research Institute, Inc. (current)

(Reference) Shown below are Executive Officers as of April 1, 2016.

Executive Officers as Defined in the Companies Act

President & CEO (Representative Executive Officer) *1	Mr. Yasuhiro Sato

Deputy President & Executive Officer (Representative Executive Officer)	Mr. Toshitsugu Okabe	Head of Retail & Business Banking Company

Deputy President & Executive Officer	Mr. Daisaku Abe	Head of IT & Systems Group and Head of Operations Group

Deputy President & Executive Officer	Mr. Kosuke Nakamura	Head of Corporate & Institutional Company

Senior Managing Executive Officer	Mr. Akira Sugano	Head of Global Corporate Company

Senior Managing Executive Officer*1	Mr. Shusaku Tsuhara	Head of Compliance Group

Senior Managing Executive Officer	Mr. Junichi Kato	Head of Global Markets Company

Senior Managing Executive Officer	Mr. Katsunobu Motohashi	Head of Asset Management Company

Senior Managing Executive Officer	Mr. Masayuki Yonetani	Head of Internal Audit Group

Senior Managing Executive Officer	Mr. Keiichiro Ogushi	Head of Research & Consulting Unit

Managing Executive Officer	Mr. Daisuke Yamada	Head of Global Products Unit, In charge of Incubation Project Team and General Manager of Incubation Project Team

Managing Executive Officer*1	Mr. Ryusuke Aya	Head of Risk Management Group

Managing Executive Officer*1	Mr. Koji Fujiwara	Head of Strategic Planning Group

Managing Executive Officer	Mr. Satoshi Ishii	Head of Human Resources Group

Managing Executive Officer*2	Mr. Koichi Iida	Head of Financial Control & Accounting Group

(Note) *1:	Executive Officers expected to concurrently serve as Members of the Board of Director.
*2:	Executive officers as Member of the Board of Directors nominee, to be considered at The Shareholders Meeting.

Executive Officers as Defined in Our Internal Regulations and Specialist Officers

Deputy President & Executive Officer	Mr. Satoshi Miyazaki	Deputy President (Western Japan (Kinki, Chugoku, and Shikoku regions))

Senior Managing Executive Officer	Mr. Yasuo Agemura	In charge of Specific Business of Global Markets Company

Senior Managing Executive Officer	Mr. Hiroshi Suehiro	Head of the Americas and In charge of Compliance with US FBO Regulation

Senior Managing Executive Officer	Mr. Takeshi Watanabe	In charge of Specific Duties

Senior Managing Executive Officer	Mr. Tetsuhiko Saito	In charge of Specific Business of Retail & Business Banking Company

Managing Executive Officer	Mr. Tetsuo Iimori	In charge of Specific Business of Retail & Business Banking Company

Managing Executive Officer	Mr. Haruki Nakamura	Joint Head of IT & Systems Group

Managing Executive Officer	Mr. Yuusei Matsubara	In charge of Specific Business of Corporate & Institutional Company

Managing Executive Officer	Mr. Amane Oshima	Deputy Head of Global Markets Company

Managing Executive Officer	Mr. Akihiro Nakanishi	In charge of Specific Business of Retail & Business Banking Company

Managing Executive Officer	Mr. Kazuya Kobayashi	In charge of Specific Business of Global Corporate Company

Managing Executive Officer	Mr. Kouji Arita	Joint Head of Operations Group

Managing Executive Officer	Mr. Akira Nakamura	In charge of Specific Business of Corporate & Institutional Company

Managing Executive Officer	Mr. Teiji Teramoto	Head of Europe, Middle East and Africa

Managing Executive Officer	Mr. Masahiro Otsuka	Deputy Head of Retail & Business Banking Company

Managing Executive Officer	Mr. Takashi Saito	Deputy Head of Global Markets Company

Managing Executive Officer	Mr. Seiji Imai	Head of Asia & Oceania excl. East Asia

Managing Executive Officer	Mr. Takahiko Yasuhara	Head of East Asia

Managing Executive Officer	Mr. Motonori Wakabayashi	Deputy Head of Research & Consulting Unit

Managing Executive Officer	Mr. Shuji Kojima	Deputy Head of Internal Audit Group

Managing Executive Officer	Mr. Kazuhisa Sawa	Deputy Head of Strategic Planning Group, Deputy Head of Financial Control & Accounting Group, Deputy Head of IT & Systems Group and Deputy Head of Operations Group

Managing Executive Officer	Mr. Nobumitsu Watanabe	Deputy Head of Global Corporate Company, Deputy Head of Global Markets Company and Deputy Head of Global Products Unit

Managing Executive Officer	Mr. Takashi Kamada	Deputy Head of Retail & Business Banking Company

Managing Executive Officer	Mr. Yoshihito Bando	Deputy Head of Asset Management Company

Managing Executive Officer	Mr. Masashi Hara	Deputy Head of Global Products Unit

Managing Executive Officer	Mr. Isao Nakamura	Deputy Head of Corporate & Institutional Company and Deputy Head of Research & Consulting Unit

Managing Executive Officer	Mr. Toshio Sobue	Deputy Head of Risk Management Group and Deputy Head of Compliance Group

Managing Executive Officer	Mr. Keisuke Saito	Deputy Head of Global Products Unit

Managing Executive Officer	Mr. Hiroaki Ehara	Deputy Head of Human Resources Group and Deputy Head of Internal Audit Group

Managing Executive Officer	Mr. Masahiro Miyamoto	Deputy Head of Corporate & Institutional Company

Managing Executive Officer	Mr. Hiroto Koda	Deputy Head of Retail & Business Banking Company

Managing Executive Officer	Mr. Hidefumi Kobayashi	Deputy Head of Research & Consulting Unit, Deputy Head of Financial Control & Accounting Group and Deputy Head of Risk Management Group

Managing Executive Officer	Mr. Masaya Usuha	Deputy Head of Internal Audit Group

Managing Executive Officer	Mr. Tatsuya Yamada	Deputy Head of IT & Systems Group and Deputy Head of Operations Group

Managing Executive Officer	Mr. Tetsuhiro Sakamoto	Deputy Head of Human Resources Group

Managing Executive Officer	Mr. Kenji Tsujitsugu	Deputy Head of Corporate & Institutional Company

Managing Executive Officer	Mr. Masaya Oishi	Deputy Head of Asset Management Company

Managing Executive Officer	Mr. Taiji Kumagai	Deputy Head of Compliance Group

Managing Executive Officer	Mr. Atsushi Takahashi	Deputy Head of Global Corporate Company and Deputy Head of Strategic Planning Group

Executive Officer	Mr. Kouji Yonei	General Manager of IT & Systems Planning Department

Executive Officer	Mr. Shinji Taniguchi	General Manager of Global Products Coordination Department

Executive Officer	Mr. Masamichi Ishikawa	General Manager for Asset Management Company

Executive Officer	Mr. Makoto Umemiya	General Manager of Financial Planning Department

Executive Officer	Mr. Naoto Takahashi	General Manager of Next-Generation IT Systems Coordination Project Team and General Manager for Strategic Planning Group

Executive Officer	Mr. Kazushi Takeda	Co-General Manager of East Asia Department

Executive Officer	Mr. Asashi Katou	General Manager of IT & Systems Promotion Department

Executive Officer	Mr. Eishi Shimizu	General Manager of Channel Strategy Department

Executive Officer	Mr. Masahiko Abe	General Manager of Corporate & Institutional Coordination Department

Executive Officer	Mr. Hisashi Kikuchi	General Manager of Corporate Secretariat

Executive Officer	Mr. Yuzo Kanamori	Deputy Head of Global Corporate Company and Deputy Head of Global Products Unit

Specialist Officer	Mr. Masahiko Katou	General Manager for IT & Systems Group

Specialist Officer	Mr. Yasumasa Mukai	General Manager for IT & Systems Group

[Mizuho Bank., Ltd. (MHBK)]

Changes in Members of the Board of Directors, Executive Officers and Specialist Officers

Name	New Position (Effective as of April 1, 2016)		Current Position

Mr. Nobuyuki Fujii	Deputy President (Representative Director) and Deputy President & Executive Officer	Head of Business Promotion	Senior Executive Managing Director (Representative Director) and Senior Managing Executive Officer	Head of Business Promotion

Mr. Satoshi Miyazaki	Deputy President (Representative Director) and Deputy President & Executive Officer	In charge of Western Japan (Kinki, Chugoku, and Shikoku regions)	Managing Executive Officer	In charge of Corporate Banking

Mr. Kiyoshi Miyake	Deputy President (Representative Director) and Deputy President & Executive Officer	Head of Business Promotion	Managing Executive Officer	In charge of Corporate Banking

Mr. Koichi Iida	Executive Managing Director and Managing Executive Officer	Head of Financial Control & Accounting Group	Executive Officer	General Manager of Corporate Banking Division No.10

Mr. Kosuke Nakamura	Deputy President & Executive Officer	In charge of Special Missions	Deputy President (Representative Director) and Deputy President & Executive Officer	Head of Business Promotion

Mr. Hiroshi Suehiro	Senior Managing Executive Officer	Head of the Americas	Senior Managing Executive Officer	Head of the Americas

Mr. Takeshi Watanabe	Senior Managing Executive Officer	Co-Head of Credit Group	Senior Managing Executive Officer	Co-Head of Credit Group

Mr. Katsunobu Motohashi	Senior Managing Executive Officer	Head of Asset Management Division	Managing Executive Officer	Head of Asset Management Unit

Name	New Position (Effective as of April 1, 2016)		Current Position

Mr. Tetsuo Iimori	Managing Executive Officer	Co-Head of Retail & Business Banking Division	Managing Executive Officer	Head of Branch Banking Group

Mr. Daisuke Yamada	Managing Executive Officer	Head of Global Products Unit	Managing Executive Officer	Head of Corporate Banking Unit(Large Corporations)

Mr. Tsutomu Nomura	Managing Executive Officer	Co-Head of Credit Group	Managing Executive Officer	Co-Head of Credit Group

Mr. Yuusei Matsubara	Managing Executive Officer	Co-Head of Corporate & Institutional Division and In charge of Banking	Managing Executive Officer	In charge of Corporate Banking

Mr. Amane Oshima	Managing Executive Officer	Co-Head of Global Markets Division	Managing Executive Officer	Joint Head of Markets Unit

Mr. Yasuhisa Fujiki	Managing Executive Officer	In charge of Banking	Managing Executive Officer	In charge of Corporate Banking

Mr. Hikaru Shimomura	Managing Executive Officer	In charge of Banking	Managing Executive Officer	In charge of Corporate Banking

Mr. Ryousuke Joukou	Managing Executive Officer	In charge of Banking	Managing Executive Officer	In charge of Corporate Banking

Mr. Akihiro Nakanishi	Managing Executive Officer	Co-Head of Retail & Business Banking Division	Managing Executive Officer	In charge of Corporate Banking

Mr. Kazuya Kobayashi	Managing Executive Officer	Head of Global Corporate Division	Managing Executive Officer	Head of Investment Banking Unit and Head of Transaction Banking Unit

Name	New Position (Effective as of April 1, 2016)		Current Position

Mr. Masahiro Miwa	Managing Executive Officer	In charge of Banking	Managing Executive Officer	In charge of Corporate Banking

Mr. Akira Nakamura	Managing Executive Officer	Co-Head of Corporate & Institutional Division	—

Mr. Takanori Nishiyama	Managing Executive Officer	In charge of Banking	Managing Executive Officer	In charge of Corporate Banking

Mr. Teiji Teramoto	Managing Executive Officer	Head of Europe, Middle East and Africa	Managing Executive Officer	Head of Europe, Middle East and Africa

Mr. Hiroshi Kisanuki	Managing Executive Officer	In charge of Banking	—

Mr. Masahiro Otsuka	Managing Executive Officer	Co-Head of Retail & Business Banking Division	Managing Executive Officer	Head of Personal Banking Unit

Mr. Hiroyuki Mori	Managing Executive Officer	In charge of Banking	Managing Executive Officer	In charge of Corporate Banking

Mr. Andrew Dewing	Managing Executive Officer	Joint Head of the Americas	Executive Officer	General Manager of Americas Corporate Banking Division No.2

Mr. Takashi Saito	Managing Executive Officer	Co-Head of Global Markets Division	Executive Officer	General Manager of Derivative Products Division

Mr. Shingo Asano	Managing Executive Officer	In charge of Banking	Executive Officer	General Manager of Branch Banking Division

Mr. Seiji Imai	Managing Executive Officer	Head of Asia & Oceania excl. East Asia	Executive Officer	General Manager of Seoul Branch

Name	New Position (Effective as of April 1, 2016)		Current Position

Mr. Takahiko Yasuhara	Managing Executive Officer	Head of East Asia	Executive Officer	General Manager of International Coordination Division

Mr. Katsunori Tomita	Managing Executive Officer	In charge of Banking	Executive Officer	General Manager of Tokyo Main Office Division No.2

Mr. Motonori Wakabayashi	Managing Executive Officer	Head of Research & Consulting Unit and In charge of Banking	Executive Officer	General Manager of Industry Research Division

Mr. Goji Fujishiro	Managing Executive Officer	In charge of Banking	Executive Officer	General Manager of Executive Secretariat

Mr. Shuji Kojima	Managing Executive Officer	Head of Internal Audit Group	Executive Officer	General Manager of Compliance Division

Mr. Yutaka Abe	Executive Officer	General Manager for Global Corporate Division (Deputy CEO of Vietcombank)	Executive Officer	General Manager for International Banking Unit ( Deputy CEO of Vietcombank)

Ms. Atsumi Arima	Executive Officer	General Manager of International Business Department	Executive Officer	General Manager of Corporate Advisory Division

Mr. Shinji Taniguchi	Executive Officer	General Manager of Global Products Coordination Department	Executive Officer	General Manager of Investment Banking Coordination Division

Mr. Toyoki Oka	Executive Officer	General Manager for Global Corporate Division ( President of Mizuho Bank (China), Ltd.)	Executive Officer	General Manager for International Banking Unit ( President of Mizuho Bank (China), Ltd.)

Name	New Position (Effective as of April 1, 2016)		Current Position

Mr. Ryuuichirou Oomori	Executive Officer	General Manager for Retail & Business Banking Division	Executive Officer	General Manager of Loan Business Development Division

Mr. Yohei Senba	Executive Officer	General Manager of Personal Consulting Department	Executive Officer	General Manager of Branch Banking Division No.3

Mr. Masaki Seki	Executive Officer	Joint Head of Asia & Oceania excl. East Asia	Executive Officer	General Manager of Singapore Corporate Banking Division

Mr. Nobuhisa Zama	Executive Officer	General Manager of Credit Coordination Department	Executive Officer	General Manager of International Credit Division, General Manager of East Asia Credit Division and General Manager of Asia & Oceania Credit Division

Mr. Nobuyuki Kuratani	Executive Officer	General Manager of Ginzadori Branch	—	General Manager of Internal Audit Division

Mr. Kazushi Takeda	Executive Officer	General Manager for Global Corporate Division (Mizuho Bank (China), Ltd.)	—	General Manager for International Coordination Division (Mizuho Bank (China), Ltd.)

Mr. Hidetoshi Tokumoto	Executive Officer	General Manager of Hachioji Branch	—	General Manager of Hachioji Branch

Mr. Hirofumi Maruyama	Executive Officer	General Manager of Corporate Credit Department	—	General Manager of Corporate Credit Division

Name	New Position (Effective as of April 1, 2016)		Current Position

Mr. Toshikazu Hiramatsu	Executive Officer	General Manager of Corporate Banking Department No.9	—	General Manager of Corporate Banking Division No.9

Mr. Asashi Katou	Executive Officer	General Manager of IT & Systems Promotion Department	—	General Manager of IT & Systems Promotion Division

Mr. Hiroshi Itabashi	Executive Officer	General Manager of Corporate Banking Coordination Department	—	General Manager of Corporate Banking Coordination Division

Mr. Takuya Kogiso	Executive Officer	General Manager of Tokyo Main Office Department No.2	—	General Manager of Branch Banking Division No.7

Mr. Hitoshi Kasama	Executive Officer	General Manager of Corporate Banking Department No.15	—	General Manager of Corporate Banking Division No.15

Mr. Hiroshi Nagamine	Executive Officer	Joint Head of Europe, Middle East and Africa	—	General Manager of Corporate Banking Division No.13

Mr. Hidekatsu Take	Executive Officer	Joint Head of the Americas	—	General Manager of Strategic Planning Division

Mr. Jun Hirose	Executive Officer	General Manager of Fukuoka Branch, General Manager of Fukuoka Branch Department No.1 and General Manager of Fukuoka Branch Department No.2	—	General Manager of Fukuoka Branch, General Manager of Fukuoka Branch Division No.1 and General Manager of Fukuoka Branch Division No.2

Name	New Position (Effective as of April 1, 2016)		Current Position

Mr. Eishi Shimizu	Executive Officer	General Manager of Channel Strategy Department	—	General Manager of Branch Network Planning Division

Mr. Masahiko Abe	Executive Officer	General Manager of Corporate & Institutional Coordination Department	—	General Manager of Corporate Banking Coordination Division (Large Corporations)

Mr. Hisashi Kikuchi	Executive Officer	General Manager of Corporate Secretariat	—	General Manager of Corporate Secretariat

Mr. Masahiko Katou	Specialist Officer	General Manager for IT & Systems Group	—	General Manager of IT & Systems Control Division No.1

Mr. Masaaki Kono	Retired		Deputy President (Representative Director) and Deputy President & Executive Officer	Deputy President (Western Japan (Kinki, Chugoku, and Shikoku regions))

Mr. Junichi Shinbo	Retired		Executive Managing Director and Managing Executive Officer	Head of Financial Control & Accounting Group

Mr. Junichi Kato	Retired		Managing Executive Officer	Head of Markets Unit

Mr. Masayuki Yonetani	Retired		Managing Executive Officer	Head of Internal Audit Group

Mr. Tomoshige Jingu	Retired		Managing Executive Officer	In charge of Corporate Banking

Name	New Position (Effective as of April 1, 2016)	Current Position

Mr. Keiichiro Ogushi	Retired	Managing Executive Officer	Head of Retail Banking Unit and Head of Corporate Banking Unit

Mr. Tatsufumi Sakai	Retired	Managing Executive Officer	Head of International Banking Unit

Mr. Hokuto Nakano	Retired	Managing Executive Officer	Head of East Asia

Mr. Katsuyuki Mizuma	Retired	Managing Executive Officer	Head of Asia & Oceania excl. East Asia

Mr. Kenji Tsujitsugu	Retired	Managing Executive Officer	Head of Financial Institutions & Public Sector Business Unit

Mr. Hiroshi Toyoda	Retired	Executive Officer	General Manager of Corporate Banking Division No.6

Mr. Atsushi Sugao	Retired	Executive Officer	General Manager of Corporate Banking Division No. 8

Mr. Eijo Daimon	Retired	Executive Officer	General Manager of China Business Promotion Division

Mr. Hiroaki Oda	Retired	Executive Officer	General Manager of Corporate Banking Division No. 11

Mr. Tooru Koike	Retired	Executive Officer	General Manager of Wealth Marketing Division

Mr. Masamichi Ishikawa	Retired	Executive Officer	General Manager of Asset Management Coordination Division

The appointment of Messrs. Satoshi Miyazaki, Kiyoshi Miyake and Koichi Iida as Members of the Board of Directors is subject to approval at the General Meeting of Shareholders of MHBK to be held on April 1, 2016.

Mizuho Bank., Ltd. has newly introduced “Specialist Officer” positions, as officers responsible for the management of businesses in a specific area, who are appointed from among persons with an especially outstanding expertise and an extensive experience in such specific area as well as an excellent insight into managerial leadership in such area.

(Reference) Shown below are Members of the Board of Directors, Audit & Supervisory Board Members, and Executive Officers as of April 1, 2016.

Members of the Board of Directors

President & CEO (Representative Director)*	Mr. Nobuhide Hayashi

Deputy President (Representative Director)*	Mr. Nobuyuki Fujii	Head of Business Promotion

Deputy President (Representative Director)*	Mr. Satoshi Miyazaki	Deputy President (Western Japan (Kinki, Chugoku, and Shikoku regions))

Deputy President (Representative Director)*	Mr. Kiyoshi Miyake	Head of Business Promotion

Senior Executive Managing Director*	Mr. Shusaku Tsuhara	Head of Compliance Group

Executive Managing Director*	Mr. Ryusuke Aya	Head of Risk Management Group

Executive Managing Director*	Mr. Koji Fujiwara	Head of Strategic Planning Group

Executive Managing Director*	Mr. Koichi Iida	Head of Financial Control & Accounting Group

Member of the Board of Directors	Mr. Hideyuki Takahashi

Member of the Board of Directors	Mr. Hirohisa Kashiwazaki

Member of the Board of Directors (not full-time)	Mr. Yasuhiro Sato

Member of the Board of Directors (Outside Director)	Mr. Yukio Machida

Member of the Board of Directors (Outside Director)	Mr. Toshio Kinoshita

Member of the Board of Directors (Outside Director)	Mr. Seiji Koga

(Note)	Asterisks indicate Members of the Board of Directors expected to concurrently serve as Executive Officers.

Audit & Supervisory Board Members

Audit & Supervisory Board Member (full-time)	Mr. Toshinari Iyoda

Audit & Supervisory Board Member (full-time)	Mr. Makoto Kimura

Audit & Supervisory Board Member (full-time)	Mr. Yuta Chiba

Audit & Supervisory Board Member (Outside Audit & Supervisory Board Member)	Mr. Masami Ishizaka

Audit & Supervisory Board Member (Outside Audit & Supervisory Board Member)	Mr. Isao Imai

Audit & Supervisory Board Member (Outside Audit & Supervisory Board Member)	Mr. Toshiaki Hasegawa

Executive Officers and Specialist Officers

Deputy President & Executive Officer	Mr. Daisaku Abe	Head of IT & Systems Group and Head of Operations Group

Deputy President & Executive Officer	Mr. Kosuke Nakamura	In charge of Special Missions

Senior Managing Executive Officer	Mr. Hiroshi Suehiro	Head of the Americas

Senior Managing Executive Officer	Mr. Takeshi Watanabe	Co-Head of Credit Group

Senior Managing Executive Officer	Mr. Katsunobu Motohashi	Head of Asset Management Division

Managing Executive Officer	Mr. Tetsuo Iimori	Co-Head of Retail & Business Banking Division

Managing Executive Officer	Mr. Daisuke Yamada	Head of Global Products Unit

Managing Executive Officer	Mr. Haruki Nakamura	Joint Head of IT & Systems Group

Managing Executive Officer	Mr. Tsutomu Nomura	Co-Head of Credit Group

Managing Executive Officer	Mr. Yuusei Matsubara	Co-Head of Corporate & Institutional Division and In charge of Banking

Managing Executive Officer	Mr. Amane Oshima	Co-Head of Global Markets Division

Managing Executive Officer	Mr. Yasuhisa Fujiki	In charge of Banking

Managing Executive Officer	Mr. Hikaru Shimomura	In charge of Banking

Managing Executive Officer	Mr. Ryousuke Joukou	In charge of Banking

Managing Executive Officer	Mr. Akihiro Nakanishi	Co-Head of Retail & Business Banking Division

Managing Executive Officer	Mr. Kazuya Kobayashi	Head of Global Corporate Division

Managing Executive Officer	Mr. Masahiro Miwa	In charge of Banking

Managing Executive Officer	Mr. Kouji Arita	Joint Head of Operations Group

Managing Executive Officer	Mr. Akira Nakamura	Co-Head of Corporate & Institutional Division

Managing Executive Officer	Mr. Takanori Nishiyama	In charge of Banking

Managing Executive Officer	Mr. Teiji Teramoto	Head of Europe, Middle East and Africa

Managing Executive Officer	Mr. Hiroshi Kisanuki	In charge of Banking

Managing Executive Officer	Mr. Masahiro Otsuka	Co-Head of Retail & Business Banking Division

Managing Executive Officer	Mr. Hiroyuki Mori	In charge of Banking

Managing Executive Officer	Mr. Satoshi Ishii	Head of Human Resources Group

Managing Executive Officer	Mr. Andrew Dewing	Joint Head of the Americas

Managing Executive Officer	Mr. Takashi Saito	Co-Head of Global Markets Division

Managing Executive Officer	Mr. Shingo Asano	In charge of Banking

Managing Executive Officer	Mr. Seiji Imai	Head of Asia & Oceania excl. East Asia

Managing Executive Officer	Mr. Takahiko Yasuhara	Head of East Asia

Managing Executive Officer	Mr. Katsunori Tomita	In charge of Banking

Managing Executive Officer	Mr. Motonori Wakabayashi	Head of Research & Consulting Unit and In charge of Banking

Managing Executive Officer	Mr. Goji Fujishiro	In charge of Banking

Managing Executive Officer	Mr. Shuji Kojima	Head of Internal Audit Group

Executive Officer	Mr. Kouji Yonei	General Manager of IT & Systems Planning Department

Executive Officer	Mr. Yutaka Abe	General Manager for Global Corporate Division (Deputy CEO of Vietcombank)

Executive Officer	Mr. Takashi Yonetsu	General Manager of Treasury Department

Executive Officer	Mr. Osamu Endo	General Manager of Bangkok Branch

Executive Officer	Mr. Masatoshi Yoshihara	General Manager of International Treasury Department

Executive Officer	Ms. Atsumi Arima	General Manager of International Business Department

Executive Officer	Mr. Hisaaki Hirama	General Manager of Nagoya Corporate Banking Division

Executive Officer	Mr. Shinji Taniguchi	General Manager of Global Products Coordination Department

Executive Officer	Mr. Yasuyuki Shibata	General Manager of Americas Treasury Department

Executive Officer	Mr. Toyoki Oka	General Manager for Global Corporate Division, President of Mizuho Bank (China), Ltd.

Executive Officer	Mr. Ryuuichirou Oomori	General Manager for Retail & Business Banking Division

Executive Officer	Mr. Masanobu Kobayashi	General Manager of Americas Corporate Banking Department No.1

Executive Officer	Mr. Yohei Senba	General Manager of Personal Consulting Department

Executive Officer	Mr. Hidenobu Mukai	General Manager of Personal Banking Coordination Department

Executive Officer	Mr. Masaki Seki	Joint Head of Asia & Oceania excl. East Asia

Executive Officer	Mr. Nobuhisa Zama	General Manager of Credit Coordination Department

Executive Officer	Mr. Makoto Umemiya	General Manager of Financial Planning Department

Executive Officer	Mr. Naoto Takahashi	General Manager for Strategic Planning Group

Executive Officer	Mr. Nobuyuki Kuratani	General Manager of Ginzadori Branch

Executive Officer	Mr. Kazushi Takeda	General Manager for Global Corporate Division, Mizuho Bank (China), Ltd.

Executive Officer	Mr. Hidetoshi Tokumoto	General Manager of Hachioji Branch

Executive Officer	Mr. Hirofumi Maruyama	General Manager of Corporate Credit Department

Executive Officer	Mr. Toshikazu Hiramatsu	General Manager of Corporate Banking Department No.9

Executive Officer	Mr. Asashi Katou	General Manager of IT & Systems Promotion Department

Executive Officer	Mr. Hiroshi Itabashi	General Manager of Corporate Banking Coordination Department

Executive Officer	Mr. Takuya Kogiso	General Manager of Tokyo Main Office Department No.2

Executive Officer	Mr. Hitoshi Kasama	General Manager of Corporate Banking Department No.15

Executive Officer	Mr. Hiroshi Nagamine	Joint Head of Europe, Middle East and Africa

Executive Officer	Mr. Hidekatsu Take	Joint Head of the Americas

Executive Officer	Mr. Jun Hirose	General Manager of Fukuoka Branch, General Manager of Fukuoka Branch Department No.1 and General Manager of Fukuoka Branch Department No.2

Executive Officer	Mr. Eishi Shimizu	General Manager of Channel Strategy Department

Executive Officer	Mr. Masahiko Abe	General Manager of Corporate & Institutional Coordination Department

Executive Officer	Mr. Hisashi Kikuchi	General Manager of Corporate Secretariat

Specialist Officer	Mr. Masahiko Katou	General Manager for IT & Systems Group

[Mizuho Trust & Banking Co., Ltd. (MHTB)]

Changes in Members of the Board of Directors, Executive Officers and Audit & Supervisory

Board Members

Name	New Position (Effective as of April 1, 2016)		Current Position

Mr. Kazuhisa Sawa	Deputy President (Representative Director) and Deputy President & Executive Officer	Head of Strategic Planning, Financial Control & Accounting Group, Head of IT & Systems Group, Head of Operations Group and in charge of Executive Secretariat	Executive Managing Director and Managing Executive Officer	Head of Strategic Planning, Financial Control & Accounting Group, Head of IT & Systems Group, Head of Operations Group and in charge of Executive Secretariat

Mr. Toshio Sobue	Executive Managing Director and Managing Executive Officer	Head of Risk Management Group, Head of Compliance Group and Head of Credit Group	Executive Officer	General Manager of Compliance Department

Mr. Hiroaki Ehara	Executive Managing Director and Managing Executive Officer	Head of Human Resources Group and Head of Internal Audit Group	Executive Officer	General Manager of Trust Business Department VI

Mr. Makoto Okayama	Deputy President & Executive Officer	Head of Business Promotion	Managing Executive Officer	Head of Corporate Trust & Banking Group and Head of Consulting and Business R&D Group

Name	New Position (Effective as of April 1, 2016)		Current Position

Mr. Nobumitsu Watanabe	Managing Executive Officer	Head of Global Markets Division, Co-Head of Global Products Unit and Head of Custody & Structured Products and R&D Business Unit	Managing Executive Officer	Head of Custody & Structured Products Unit and in charge of Treasury Department

Mr. Satoru Ochiai	Managing Executive Officer	In charge of Trust & Banking	Managing Executive Officer	In charge of Trust & Banking Business

Mr. Makio Muramoto	Managing Executive Officer	In charge of Trust & Banking	Managing Executive Officer	In charge of Trust & Banking Business

Mr. Takashi Kamada	Managing Executive Officer	Head of Retail & Business Banking Division	Managing Executive Officer	Head of Private Wealth Management Business Group and in charge of Branch Administration Department

Mr. Yoshihito Bando	Managing Executive Officer	Head of Asset Management Division, Head of Pension Business Division and Head of Investment Management Business Division	Managing Executive Officer	Head of Pension Business Unit and Head of Investment Management Unit

Mr. Masashi Hara	Managing Executive Officer	Co-Head of Global Products Unit and Head of Real Estate Business Unit	Executive Officer	General Manager of Real Estate Business Coordination Department

Name	New Position (Effective as of April 1, 2016)		Current Position

Mr. Isao Nakamura	Managing Executive Officer	Head of Corporate & Institutional Division, Head of Research & Consulting Unit and Head of Consulting Business Unit	Executive Officer	General Manager of Corporate Trust & Banking Department

Mr. Keisuke Saito	Managing Executive Officer	Co-Head of Global Products Unit, Head of Stock Transfer Agency Business Unit and In charge of Trust & Banking	Executive Officer	General Manager of Trust Business Department II

Mr. Tooru Koike	Managing Executive Officer	In charge of Trust & Banking	—

Mr. Shoji Yakabe	Executive Officer	General Manager of IT & Systems Planning Department	—	General Manager of IT & Systems Planning Department

Mr. Toshirou Egawa	Executive Officer	General Manager of Retail & Business Banking Coordination Department	—	General Manager of Private Wealth Management Business Department

Mr. Hideki Daimon	Executive Officer	General Manager of Corporate & Institutional Coordination Department	—	General Manager of Trust Business Department IV

Mr. Takuo Murakami	Executive Officer	General Manager of Pension Business Coordination Department	—	General Manager of Pension Business Coordination Department

Name	New Position (Effective as of April 1, 2016)		Current Position

Mr. Isao Jinno	Executive Officer	General Manager of Trust Business Department VIII	—	General Manager of Real Estate Business Department III

Mr. Kei Umeda	Executive Officer	General Manager of Real Estate Solution Department	—	General Manager of Real Estate Solution Department

Mr. Naoyuki Machinaga	Executive Officer	General Manager of Business Department	—	General Manager of Business Department

Mr. Masato Monguchi	Audit & Supervisory Board Member (full-time)		Executive Managing Director and Managing Executive Officer	Head of Risk Management Group, Head of Compliance Group and in charge of Credit Department

Mr. Tadashi Ohi	Retired		Deputy President (Representative Director) and Deputy President & Executive Officer	Head of Human Resources Group and Head of Internal Audit Group

Mr. Masao Yoshikawa	Retired		Deputy President & Executive Officer	Head of Business Promotion

Mr. Shinya Tanaka	Retired		Managing Executive Officer	Head of Real Estate Unit

Mr. Nobuaki Kitajima	Retired		Managing Executive Officer	In charge of Trust & Banking Business

Mr. Hiroshi Kisanuki	Retired		Managing Executive Officer	Head of Stock Transfer Agency Unit and in charge of Trust & Banking Business

Name	New Position (Effective as of April 1, 2016)	Current Position

Mr. Yutaka Sasaki	Retired	Executive Officer	General Manager for Investment Management Unit

Mr. Tooru Takeda	Retired	Audit & Supervisory Board Member (full-time)

The appointment of Messrs. Toshio Sobue and Hiroaki Ehara as Member of the Board of Directors is subject to approval at the General Meeting of Shareholders of MHTB to be held on April 1, 2016.

Name	New Position (to become effective in late June 2015)	Current Position

Mr. Kiyotaka Fuke	Audit & Supervisory Board Member (Outside Audit & Supervisory Board Member)	—

Mr. Tamio Kurosaki	Retired	Audit & Supervisory Board Member (Outside Audit & Supervisory Board Member)

The appointment of Mr. Kiyotaka Fuke as Audit & Supervisory Board Member is subject to approval at the ordinary General Meeting of Shareholders of MHTB to be held in late June 2016. Mr. Fuke qualifies as an “Outside Audit & Supervisory Board Member” under the Companies Act.

(Brief Personal Record of Newly Nominated Outside Audit & Supervisory Board Member)

Name	Kiyotaka Fuke

Date of Birth	Apr. 19, 1954

Education	Mar. 1977	Graduated from Faculty of Education, Kyoto University

Business Experience	Apr. 1977	Joined The Yasuda Mutual Life Insurance Company

	July 2003	Director and General Manager, Marketing Planning & Research Department

	Jan. 2004	(Meiji Yasuda Life Insurance Company) Director and General Manager, Marketing Planning & Research Department

	Apr. 2005	Director and General Manager, Agency Department

	Dec. 2005	Director

	July 2006	Executive Officer

	Apr. 2008	Managing Executive Officer

	Apr. 2011	Managing Executive Officer and Chief General Manager, Tokyo Marketing Headquarters

	Apr. 2012	Senior Executive Officer and Chief Executive, Group Marketing Division

	Apr. 2014	Deputy President, Executive Officer

	July 2014	Director, Deputy President, Executive Officer (current)

(Reference) Shown below are Members of the Board of Directors, Audit & Supervisory Board Members and Executive Officers as of April 1, 2016.

Members of the Board of Directors

President & CEO (Representative Director)*	Mr. Takeo Nakano

Deputy President (Representative Director)*	Mr. Kazuhisa Sawa	Head of Strategic Planning, Financial Control & Accounting Group, Head of IT & Systems Group, Head of Operations Group and in charge of Executive Secretariat

Executive Managing Director*	Mr. Toshio Sobue	Head of Risk Management Group, Head of Compliance Group and Head of Credit Group

Executive Managing Director*	Mr. Hiroaki Ehara	Head of Human Resources Group and Head of Internal Audit Group

Member of the Board of Directors	Mr. Tsuyoshi Hatsuzawa

Member of the Board of Directors (not full-time)	Mr. Yasuhiro Sato

Member of the Board of Directors (Outside Director)	Mr. Masayuki Satake

Member of the Board of Directors (Outside Director)	Mr. Masaru Ono

Member of the Board of Directors (Outside Director)	Mr. Eiji Ogawa

(Note)	Asterisks indicate Members of the Board of Directors expected to concurrently serve as Executive Officers.

Audit & Supervisory Board Members

Audit & Supervisory Board Member (full-time)	Mr. Masato Monguchi

Audit & Supervisory Board Member (full-time)	Mr. Hiroyuki Hatano

Audit & Supervisory Board Member (Outside Audit & Supervisory Board Member)	Mr. Tamio Kurosaki

Audit & Supervisory Board Member (Outside Audit & Supervisory Board Member)	Mr. Ryuta Nakajima

Executive Officers

Deputy President & Executive Officer	Mr. Makoto Okayama	Head of Business Promotion

Managing Executive Officer	Mr. Nobumitsu Watanabe	Head of Global Markets Division, Co-Head of Global Products Unit and Head of Custody & Structured Products and R&D Business Unit

Managing Executive Officer	Mr. Satoru Ochiai	In charge of Trust & Banking

Managing Executive Officer	Mr. Makio Muramoto	In charge of Trust & Banking

Managing Executive Officer	Mr. Takashi Kamada	Head of Retail & Business Banking Division

Managing Executive Officer	Mr. Yoshihito Bando	Head of Asset Management Division, Head of Pension Business Division and Head of Investment Management Business Division

Managing Executive Officer	Mr. Masashi Hara	Co-Head of Global Products Unit and Head of Real Estate Business Unit

Managing Executive Officer	Mr. Isao Nakamura	Head of Corporate & Institutional Division, Head of Research & Consulting Unit and Head of Consulting Business Unit

Managing Executive Officer	Mr. Keisuke Saito	Co-Head of Global Products Unit, Head of Stock Transfer Agency Business Unit and In charge of Trust & Banking

Managing Executive Officer	Mr. Tooru Koike	In charge of Trust & Banking

Executive Officer	Mr. Eijiro Yamanaka	General Manager of Fukuoka Branch

Executive Officer	Mr. Tatsuya Nakamizo	General Manager of Nagoya Branch

Executive Officer	Mr. Masanori Takahata	General Manager of Real Estate Business Department II

Executive Officer	Mr. Masao Kanamaru	General Manager of Treasury Department

Executive Officer	Mr. Takashi Otsuka	General Manager of Trust Business Department III

Executive Officer	Mr. Shoji Yakabe	General Manager of IT & Systems Planning Department

Executive Officer	Mr. Toshirou Egawa	General Manager of Retail & Business Banking Coordination Department

Executive Officer	Mr. Hideki Daimon	General Manager of Corporate & Institutional Coordination Department

Executive Officer	Mr. Takuo Murakami	General Manager of Pension Business Coordination Department

Executive Officer	Mr. Isao Jinno	General Manager of Trust Business Department VIII

Executive Officer	Mr. Kei Umeda	General Manager of Real Estate Solution Department

Executive Officer	Mr. Naoyuki Machinaga	General Manager of Business Department

[Mizuho Securities Co., Ltd. (MHSC)]

Changes in Members of the Board of Directors, Executive Officers and Audit & Supervisory

Board Members

Name	New Position (Effective as of April 1, 2016)		Current Position

Mr. Yasuhiko Imaizumi	Chairman		Deputy President (Representative Director) and Deputy President - Executive Officer	Head of Corporate Business

Mr.Tatsufumi Sakai	President & CEO (Representative Director)	Head of Global Investment Banking Division	—

Mr. Yasuo Agemura	Deputy President and Deputy President & Executive Officer	Head of Global Markets, Head of Global Markets Division, Head of Global Business & Markets	Deputy President and Deputy President - Executive Officer	Head of Global Markets, Head of Markets & Products Division, Head of Global Business & Markets

Mr. Hiroto Koda	Senior Executive Managing Director (Representative Director) and Senior Managing Executive Officer	Head of Retail & Business Banking Division, Attached to Strategic Planning Group	Managing Executive Officer	Head of Corporate Investment Services & Retail Business Division, Attached to Strategic Planning Group

Mr. Hidefumi Kobayashi	Executive Managing Director and Managing Executive Officer	Head of Global Finance, Head of Research & Consulting Unit, Head of Financial Control & Accounting Group, In charge of Due Diligence Dept.	Executive Managing Director and Managing Executive Officer	Head of Global Finance, Head of Research Group, Head of Financial Control & Accounting Group, In charge of Due Diligence Dept.

Mr. Masaya Usuha	Executive Managing Director and Managing Executive Officer	SC Group Chief Audit Executive, Head of Internal Audit Group	Executive Managing Director and Managing Executive Officer	SC Group Chief Audit Executive, Head of Internal Audit Division

Mr. Masaya Oishi	Executive Managing Director and Managing Executive Officer	In charge of JA Sales Dept. of Global Markets Division, In charge of Retail & Business Banking Division	Executive Managing Director and Managing Executive Officer	In charge of JA Sales Dept. of Markets & Products Division, In charge of Corporate Investment Services & Retail Business Division

Name	New Position (Effective as of April 1, 2016)		Current Position

Mr. Taiji Kumagai	Executive Managing Director and Managing Executive Officer	Head of Compliance Group	Executive Officer	General Manager, Branch Business Promotion

Mr. Atsushi Takahashi	Executive Managing Director and Managing Executive Officer	Head of Strategic Planning Group, In charge of Investment Dept.	Executive Officer	Head of Financial Planning Dept.

Mr. Naomi Tsumura	Member of the Board of Directors		Executive Managing Director and Managing Executive Officer	Head of Compliance Group

Mr. Masahiro Miyamoto	Senior Managing Executive Officer	Co-Head of Global Investment Banking Division (Head of Business Promotion), Head of Investment Banking Business Division	Managing Executive Officer	Head of Global Investment Banking, Head of Investment Banking Division

Mr. Tetsuhiko Saito	Senior Managing Executive Officer	Co-Head of Retail & Business Banking Division	Managing Executive Officer	Co-Head of Corporate Investment Services & Retail Business Division

Mr. Yoshio Shimizu	Managing Executive Officer	In charge of Global Investment Banking Business, Head of Corporate Finance & Advisory Dept.	Managing Executive Officer	Joint Head of Global Investment Banking, Joint Head of Investment Banking Division, Head of General Industries Group

Mr. Katsunori Nozawa	Managing Executive Officer	In charge of Global Investment Banking Business	Managing Executive Officer	In charge of Investment Banking Business

Mr. Sadamu Yoshida	Managing Executive Officer	Joint Head of Retail & Business Banking Division (In charge of IB Business)	Managing Executive Officer	In charge of Investment Banking Business

Mr. Hokuto Nakano	Managing Executive Officer	Joint Head of Global Markets Division	—

Name	New Position (Effective as of April 1, 2016)		Current Position

Mr. Kentaro Akashi	Managing Executive Officer	Chairman of Mizuho Securities Asia Limited, In charge of Global Investment Banking Business	Managing Executive Officer	Chairman of Mizuho Securities Asia Limited, In charge of Investment Banking Business

Mr. Yasuto Hamanishi	Managing Executive Officer	In charge of Retail & Business Banking	Managing Executive Officer	In charge of IB Business and Corporate & Retail Business

Mr. Takahisa Shirota	Managing Executive Officer	In charge of Retail & Business Banking	Managing Executive Officer	In charge of Corporate & Retail Business

Mr. Kenji Tsujitsugu	Managing Executive Officer	Head of Public & Financial Institutions Business Division	—

Mr. Toshio Hirota	Managing Executive Officer	In charge of Global Investment Banking Business, In charge of Retail & Business Banking	Managing Executive Officer	In charge of Investment Banking Business, In charge of Corporate & Retail Business

Mr. Hiroki Takeshi	Managing Executive Officer	In charge of Retail & Business Banking	Executive Officer	General Manager of Kyoto Branch

Mr. Yoshihiro Kishishita	Managing Executive Officer	In charge of Retail & Business Banking	Executive Officer	In charge of Corporate & Retail Business

Mr. Kazumichi Komatsu	Executive Officer	General Manager of Kyoto Branch	Executive Officer	General Manager of Shibuya Branch

Mr. Keiji Maruko	Executive Officer	In charge of Global Investment Banking Business	Executive Officer	In charge of Investment Banking Business

Mr. Takehiko Iida	Executive Officer	General Manager of Osaka Sales Dept. II	Executive Officer	General Manager, Branch Business Promotion

Mr. Takashi Hirakawa	Executive Officer	General Manager of Head Office Sales Dept. I	Executive Officer	General Manager, Branch Business Promotion

Mr. Yu Nakaoki	Executive Officer	In charge of Global Investment Banking Business, In charge of Retail & Business Banking	Executive Officer	In charge of Investment Banking Business

Name	New Position (Effective as of April 1, 2016)		Current Position

Mr. Takafumi Matake	Executive Officer	Attached to Head of Retail & Business Banking Division	Executive Officer	Head of Corporate Communications Dept., Head of Human Resources Dept.

Mr. Taizo Tomita	Executive Officer	General Manager of Head Office Sales Dept. II	Executive Officer	General Manager, Branch Business Promotion

Mr. Yuzo Kanamori	Executive Officer	Head of Global Investment Banking, Head of Products Business Division	Executive Officer	Head of Syndication Group, Head of Equity Syndication Dept.

Mr. Hideyuki Kawashima	Executive Officer	Head of Internal Audit Dept.	—	Head of Internal Audit Dept.

Mr. Hiroshi Mihashi	Executive Officer	Joint Head of IT & Systems Group	—

Mr. Nobufusa Takeuchi	Executive Officer	In charge of Global Investment Banking Business	—	Senior Corporate Officer(Attached to Head of Investment Banking Division)

Mr. Yasuhiro Shibata	Executive Officer	Deputy President of Mizuho Securities UK Holdings Ltd., Deputy President of Mizuho International plc, Co-Head of Fixed Income Business Division	—	Deputy President of Mizuho Securities UK Holdings Ltd., Deputy President of Mizuho International plc

Mr. Yoshinobu Mori	Executive Officer	General Manager of Nagoya Branch	—	General Manager of Nagoya Branch

Mr. Masahiro Ikeda	Executive Officer	Head of Retail Business Division	—	Head of Retail Business Group

Mr. Shinichi Fukui	Executive Officer	In charge of Retail & Business Banking	—	Head of Investment Banking Dept.

Mr. Seiichiro Miyaoka	Executive Officer	Head of Syndication Business Division, Head of Equity Syndication Dept.	—	President & CEO of Mizuho Securities Asia Limited

Name	New Position (Effective as of April 1, 2016)	Current Position
Mr.Yasushi Higo	Audit & Supervisory Board Member (full-time)	Member of the Board of Directors

Mr. Hiroshi Motoyama	Retired	President & CEO (Representative Director)

Mr. Shuichi Shimada	Retired	Executive Managing Director and Managing Executive Officer	Head of Strategic Planning Group, In charge of Investment Dept.

Mr. Junichi Yamada	Retired	Managing Executive Officer	Joint Head of Markets & Products Division

Mr. Masuo Fukuda	Retired	Managing Executive Officer	Joint Head of Investment Banking Division, Head of Corporate Finance & Advisory Dept.

Mr. Shinya Hanamura	Retired	Managing Executive Officer	Head of Public & Financial Institutions Group

Mr. Shuji Ueno	Retired	Managing Executive Officer	In charge of Corporate & Retail Business

Mr. Akira Nakamura	Retired	Managing Executive Officer	Head of Telecom Media Technology Group, In charge of Investment Banking Business

Mr. Hiroshi Shibata	Retired	Executive Officer	In charge of Corporate & Retail Business

Mr. Noriyuki Nogami	Retired	Executive Officer	Head of Shinjuku Sales Dept. I

Mr. Tadashi Sano	Retired	Executive Officer	In charge of Corporate & Retail Business

Mr. Shigeru Akiyoshi	Retired	Audit & Supervisory Board Member (full-time)

The appointment of Messrs. Tatsufumi Sakai, Hiroto Koda, Taiji Kumagai and Atsushi Takahashi as Members of the Board of Directors is subject to approval at the General Meeting of Shareholders of MHSC to be held on April 1, 2016.

The appointment of Mr. Yasushi Higo as Audit & Supervisory Board Member is subject to approval at the General Meeting of Shareholders of MHSC to be held on April 1, 2016.

(Reference) Shown below are Members of the Board of Directors, Audit & Supervisory Board Members, and Executive Officers as of April 1, 2016.

Members of the Board of Directors

Chairman	Mr. Yasuhiko Imaizumi

President & CEO (Representative Director)*	Mr. Tatsufumi Sakai	Head of Global Investment Banking Division

Deputy President and Deputy President & Executive Officer*	Mr. Yasuo Agemura	Head of Global Markets, Head of Global Markets Division, Head of Global Business & Markets

Senior Executive Managing Director (Representative Director) and Senior Managing Executive Officer*	Mr. Hiroto Koda	Head of Retail & Business Banking Division, Attached to Strategic Planning Group

Executive Managing Director and Managing Executive Officer*	Mr. Hidefumi Kobayashi	Head of Global Finance, Head of Research & Consulting Unit, Head of Financial Control & Accounting Group, In charge of Due Diligence Dept.

Executive Managing Director and Managing Executive Officer*	Mr. Masaya Usuha	SC Group Chief Audit Executive, Head of Internal Audit Group

Executive Managing Director and Managing Executive Officer*	Mr. Masaya Oishi	In charge of JA Sales Dept. of Global Markets Division, In charge of Retail & Business Banking Division

Executive Managing Director and Managing Executive Officer*	Mr. Taiji Kumagai	Head of Compliance Group

Executive Managing Director and Managing Executive Officer*	Mr. Atsushi Takahashi	Head of Strategic Planning Group, In charge of Investment Dept.

Member of the Board of Directors	Mr. Keizo Ohashi	Chairman of Mizuho Securities UK Holdings Ltd., Chairman of Mizuho International plc

Member of the Board of Directors*	Mr. Kenji Fujii	Head of Global Risk Management, Head of Risk Management Group

Member of the Board of Directors	Mr. Naomi Tsumura

Member of the Board of Directors (not full-time)	Mr. Yasuhiro Sato

Member of the Board of Directors (Outside Director)	Mr. Hidetaka Kawakita

Member of the Board of Directors (Outside Director)	Mr. Masaru Ono

(Note)	Asterisks indicate Members of the Board of Directors expected to concurrently serve as Executive Officers.

Audit & Supervisory Board Members

Audit & Supervisory Board Member (full-time)	Mr. Yasushi Higo

Audit & Supervisory Board Member (full-time)	Mr. Sei Toyokawa

Audit & Supervisory Board Member (full-time) (Outside Audit & Supervisory Board Member)	Mr. Hideo Etani

Audit & Supervisory Board Member (Outside Audit & Supervisory Board Member)	Mr. Yuji Yoshimasu

Executive Officers

Senior Managing Executive Officer	Mr. Masahiro Miyamoto	Co-Head of Global Investment Banking Division(Head of Business Promotion), Head of Investment Banking Business Division

Senior Managing Executive Officer	Mr. Tetsuhiko Saito	Co-Head of Retail & Business Banking Division

Managing Executive Officer	Mr. Yoshio Shimizu	In charge of Global Investment Banking Business, Head of Corporate Finance & Advisory Dept.

Managing Executive Officer	Mr. Katsunori Nozawa	In charge of Global Investment Banking Business

Managing Executive Officer	Mr. Tatsuya Yamada	Head of Global IT, Head of IT & Systems Group, Head of Operations Group

Managing Executive Officer	Mr. Tetsuhiro Sakamoto	Head of Human Resources Group, In charge of Executive Secretariat

Managing Executive Officer	Mr. Sadamu Yoshida	Joint Head of Retail & Business Banking Division (In charge of IB Business)

Managing Executive Officer	Mr. Hokuto Nakano	Joint Head of Global Markets Division

Managing Executive Officer	Mr. Kentaro Akashi	Chairman of Mizuho Securities Asia Limited, In charge of Global Investment Banking Business

Managing Executive Officer	Mr. Yasuto Hamanishi	In charge of Retail & Business Banking

Managing Executive Officer	Mr. Takahisa Shirota	In charge of Retail & Business Banking

Managing Executive Officer	Mr. Kenji Tsujitsugu	Head of Public & Financial Institutions Business Division

Managing Executive Officer	Mr. Toshio Hirota	In charge of Global Investment Banking Business, In charge of Retail & Business Banking

Managing Executive Officer	Mr. Hiroki Takeshi	In charge of Retail & Business Banking

Managing Executive Officer	Mr. Yoshihiro Kishishita	In charge of Retail & Business Banking

Executive Officer	Mr. Kazumichi Komatsu	General Manager of Kyoto Branch

Executive Officer	Mr. Keiji Maruko	In charge of Global Investment Banking Business

Executive Officer	Mr. Takehiko Iida	General Manager of Osaka Sales Dept. II

Executive Officer	Mr. Shinobu Yamazaki	Head of Global Operations, Joint Head of Operations Group

Executive Officer	Mr. Takashi Hirakawa	General Manager of Head Office Sales Dept. I

Executive Officer	Mr. Yu Nakaoki	In charge of Global Investment Banking Business, In charge of Retail & Business Banking

Executive Officer	Mr. Takafumi Matake	Attached to Head of Retail & Business Banking Division

Executive Officer	Mr. Taizo Tomita	General Manager of Head Office Sales Dept. II

Executive Officer	Mr. Yuzo Kanamori	Head of Global Investment Banking, Head of Products Business Division

Executive Officer	Mr. Hideyuki Kawashima	Head of Internal Audit Dept.

Executive Officer	Mr. Hiroshi Mihashi	Joint Head of IT & Systems Group

Executive Officer	Mr. Nobufusa Takeuchi	In charge of Global Investment Banking Business

Executive Officer	Mr. Yasuhiro Shibata	Deputy President of Mizuho Securities UK Holdings Ltd., Deputy President of Mizuho International plc, Co-Head of Fixed Income Business Division

Executive Officer	Mr. Yoshinobu Mori	General Manager of Nagoya Branch

Executive Officer	Mr. Masahiro Ikeda	Head of Retail Business Division

Executive Officer	Mr. Shinichi Fukui	In charge of Retail & Business Banking

Executive Officer	Mr. Seiichiro Miyaoka	Head of Syndication Business Division, Head of Equity Syndication Dept.

Management changes for the above are on the assumption that any permission required will be obtained from the relevant authorities.